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                            June 28, 2021

       Alan Beal
       Chief Executive Officer
       Armed Forces Brewing Company, Inc.
       1420 Catlyn Place
       Annapolis, MD 21401

                                                        Re: Armed Forces
Brewing Company, Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed June 21, 2021
                                                            File No. 024-11502

       Dear Mr. Beal:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A

       Results of Operations, page 56

   1. You disclose on page 56 that operating expenses during 2020 totaled $81,928. Please reconcile this amount
to the amount reported on the statement of operations on page 91.
   2. Your statements on pages 55 and 56 indicting that net loss equals the operating expenses plus accrued interest
of $0 do not appear correct. Please revise or advise.
               You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or John Cash,
       Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney at (202)
       551-7844 or Sherry Haywood, Staff Attorney at (202) 551-3345 with any other questions.
 Alan Beal
Armed Forces Brewing Company, Inc.
June 28, 2021
Page 2



                                                  Sincerely,
FirstName LastNameAlan Beal
                                                  Division of Corporation
Finance
Comapany NameArmed Forces Brewing Company, Inc.
                                                  Office of Manufacturing
June 28, 2021 Page 2
cc:       Kendall Almerico
FirstName LastName